Exhibit (a)(1)(x)

Dear Colleagues,

Today, Danisco announced a weeklong extension of the deadline for the tender offer from March 16 to March 23, and I thought I would take this opportunity to bring you up to date on developments in this process.

An extension such as this is by no means unusual. We may, in fact, extend the offer period again until all the required conditions are met. For example, one condition is that we clear certain regulatory/anti-trust review. At this point, we have cleared U.S. anti-trust review; however we have agreed to provide the German authorities additional time to complete their review of the transaction. We have also made progress resolving certain transaction-related litigation. On this front, we have publicly announced that we signed a memorandum of understanding settling the class actions brought in Delaware against us, our board of directors, and Eastman and Danisco. While this settlement is still subject to court approval, we view this as a positive development.

On another positive note, Danisco announced today, that stockholders have effectively tendered 8,886,296 shares of our stock. Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under their agreement, the tendered shares represent approximately 97.9% of the total outstanding shares. I will keep you apprised of any major developments along the way.

Sincerely,

JJ